

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 30, 2009

By U.S. mail and facsimile

Mr. Raymond J. Land
Chief Financial Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656-1460

>   **Re: Clarient, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 19, 2009 and amended April 30, 2009**
>   **File No. 000-22677**

Dear Mr. Land:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    Sincerely,

    Tia Jenkins
    Senior Assistant Chief
    Accountant
    Office of Beverages, Apparel
    and Health Care Services